UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

FORM 3

                                                  OMB APROVAL
                                                  OMB NUMBER:  3235-0104
                                                  Expires: December 31, 2001
                                                  Estimated average burden
                                                  hours per response........0.5


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1.   Name and Address of Reporting Person*

     SAPAC CORPORATION LTD.
--------------------------------------------------------------------------------
     (Last)                         (First)                      (Middle)

     CERRITO 461 PISO 4, PO BOX 531, Correo Central
--------------------------------------------------------------------------------
                                   (Street)

     MONTEVIDEO                    URUGUAY                            11000
--------------------------------------------------------------------------------
     (City)                         (State)                           (Zip)


2.   Date of Event Requiring Statement (Month/Day/Year)

     6/26/00
--------------------------------------------------------------------------------

3.   IRS or Social Security Number of Reporting Person in an entity (voluntary)


--------------------------------------------------------------------------------


4.   Issuer Name and Ticker or Trading Symbol

     deCode genetics, Inc. ("DCGN")
--------------------------------------------------------------------------------


5.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

       Director                                        x 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

------------------------------------------------------------------------------

6.   If Amendment, Date of Original (Month/Day/Year)


--------------------------------------------------------------------------------


7.  Individual or Joint/Group Filing (Check Applicable Line)

  X  Form filed by One Reporting Person
----

     Form filed by More than One Reporting Person
----

             Table I -- Non-Derivative Securities Beneficially Owned


1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------

     Series C Preferred Stock                           3,511,111                     D




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
  Instruction 5(b)(v).


                                                              Page 1 of 2 (Over)
                                                                 SEC 1473 (3-99)

FORM 3 (contniued)

           Table II -- Derivative Securities Beneficially Owned
      (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative        2. Date Exercisable            3.   Title and Amount of       4. Conver-   5. Owner-   6. Nature
     Security (Instr. 4)           and Expiration                   Securities Underlying        sion or      ship        of In-
                                   Date (Month/Day/Year)            Derivative Security          Exercise     Form of     direct
                                   -----------------------        (Instr. 4)                     Price of     Deriv-      Bene-
                                   Date         Expira-         ---------------------------      Derivative   ative       ficial
                                   Exer-        tion               Title             Amount      Security     Security:   Owner-
                                   cisable      Date                                 or                       Direct      ship
                                                                                     Number                   (D) or      (Instr.
                                                                                     of                       Indirect    5)
                                                                                     Shares                   (I)
                                                                                                              (Instr.
                                                                                                              5)
---------------------------------------------------------------------------------------------------------------------------------

Warrant                            5/20/99      5/20/09   Series C Preferred Stock     55,556     $3.00         D
Warrant                             2/5/99       2/5/08   Series C Preferred Stock     55,555     $3.00         D
Warrant                             2/2/98       2/1/07   Series C Preferred Stock    250,000     $2.00         D
Option                              2/1/98       2/1/01   Series C Preferred Stock    611,112     $4.00         D             *
Series C Preferred Stock                                  Common Stock              3,511,111                   D            **




Explanation of Responses:

* Represents an option to acquire 555,556 shares of Series C Preferred Stock at an exercise price of $4.00/ share, together with the right, if such option is exercised, to purchase warrants (at $.001 per underlying shares) to acquire 55,556 shares of Series C Preferred Stock.

** The Series C Preferred Stock is convertible into Common Stock at any time.



                         SAPAC CORPORATION LTD


                            /s/ Alberto Berta               June 19, 2000
                          -------------------------------   -------------
                                Alberto Berta                    Date
                                Vice President
                          **Signature of Reporting Person



**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                    Page 2 of 2
                                                                 SEC 1473 (7-96)